Exhibit 99.1

TERMS AND CONDITIONS

of the

INTERXION HOLDING N.V.

2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN

Adopted on 30 October 2013

I.	PREAMBLE

(A)	For the purposes of attracting and retaining certain Employees (as defined hereafter), Advisors (as defined hereafter) and Board Members (as defined hereafter) and in order to encourage and reward them for their contributions to the future sustainable performance of the Company (as defined hereafter) and its Group Companies (as defined hereafter), and for the purposes of aligning their interests with the interests of the Company’s shareholders, the Company wishes to operate this incentive scheme, whereby various equity-based instruments may be awarded to Participants (as defined hereafter) from time to time under the terms and conditions of this Plan.

(B)	This Plan has been adopted by the Board (as defined hereafter) on 30 October 2013, pursuant to the recommendation to that effect from the Compensation Committee (as defined below) made on 30 October 2013.

II.	GENERAL

1	Definitions

In the preamble and this Plan, the following definitions will apply unless explicitly expressed otherwise. Where the context so requires and admits, singular expressions shall include the plural and vice versa, and all references to the masculine gender shall include the feminine and vice versa. The headings in this Plan do not affect its interpretation.

Advisor	any individual who, pursuant to an agreement between the Company or any Group Company and that individual or an entity representing that individual, provides advice, support or other services to the Company or any Group Company;

Award	the award of Performance and/or Restricted Shares constituting the right to receive free Common Stock or a Cash Equivalent after the predetermined Vesting period, and/or an Option or any other instrument as specified in the Award Agreement;

Award Agreement	with respect to Awards made to a Participant, the signed written agreement between the Participant and the Company, setting forth the number of Shares, Cash Equivalent and / or Options awarded and the terms and conditions governing the Award;

Award Date	the date on which an Award is made to the Participant as indicated in that Participant’s Award Agreement;

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

Award Value	The fair equity value rewarded to the participant;

Board	the board of directors of the Company (including the executive and non-executive directors) as constituted from time to time;

Board Member	a member of the Board or of the board of directors of a Group Company;

Cash Equivalent	the payment of a gross cash amount equal to the Fair Market Value of the Common Stock underlying the Award;

Cash settlement	the opportunity available to Participants to initiate an immediate sale of the Shares by the Company on his account;

Cause	in the context of termination of employment as an Employee, Advisor or as a member of the Board, (i) committing any felony under applicable criminal law, or (ii) a breach of any material fiduciary duty or act of dishonesty, fraudulent misrepresentation or moral turpitude which violation, breach or act has or may be reasonably be expected to have a material detrimental impact on the business of the Company or any Group Company, or prevents or materially impairs or may reasonably be expected to prevent or materially impair the Participant’s effective performance of his duties for the Company or any Group Company;

CEO	the Chief Executive Officer of the Company;

Common Stock	ordinary shares in the capital of the Company with a nominal value of €0.10 (ten Eurocents) each, or other nominal value as specified in the Company’s Articles from time to time;

Company	InterXion Holding N. V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, currently having its registered seat at Amsterdam, the Netherlands, and its registered office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, the Netherlands, or any successor corporation;

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

Company’s Articles	the articles of association of the Company as amended from time to time;

Compensation Committee	the committee as constituted from time to time by the Board that, amongst others, executes certain responsibilities of the Board relating to the review and approval of the Company’s equity based incentive plans and awards;

Delivery date	the first business day immediately following the Vesting date, on which the Share is automatically delivered to the Participant;

EBITDA	earnings before interest tax depreciation and amortization;

Employee	any individual who is employed by the Company or a Group Company including “at-will” employees;

Exercise Date	the date on which the CEO, or any other recipient designated by the CEO, receives written notification from the relevant Participant that the Participant wishes to exercise all or part of his Options;

Exercise Period	the period in which a Participant can exercise the Option, the beginning and the end dates of such period being specified in the Participant’s Award Agreement;

Exercise Price	the price per Share at which an Option may be exercised as indicated in each Award Agreement;

Fair Market Value	the fair market value of a Share shall be equal to the closing price (slotkoers) of a Share on the date the fair market value is to be determined, which will be converted into Euros against the noon buying rate in effect on that same date;

Financial Performance	the financial performance of the Company including, but not limited to, Revenue, EBITDA and Total Shareholder Return, on the basis of which the discretionary decision to make Awards to Participants is made by the Compensation Committee;

Group	the Company together with companies in which the Company directly or indirectly owns at least fifty percent of the shares or other capital interest or which is controlled by the Company, a company that itself directly or indirectly owns at least fifty percent of the shares of the Company, or any other company as resolved by the Board;

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

Group Company	a company which forms part of the Group;

Option	an option that is granted to a Participant pursuant to this Plan to purchase and acquire one Share;

Participant	an Employee, an Advisor or a Board Member, to whom one or more Awards have been made under this Plan;

Performance Incentive Zone	The pay-out range of 0-120% of the Award Value, based on the level of Financial Performance and the discretionary assessment of individual performance by the CEO;

Performance Share	a right to receive a Share at the Vesting date where such right is conditional upon continued employment and the attainment of predetermined performance conditions before the award and during the vesting period;

Plan	this InterXion Holding N.V. 2013 International Equity Based Incentive plan, as adopted by the Compensation Committee, as may be amended from time to time;

Purchase Amount	at any specified time, the Exercise Price pursuant to an Option to purchase one Share, multiplied by the number of Shares at any point acquired by a Participant pursuant to the relevant Award Agreement being exercised in accordance with the provisions specified therein;

Restricted Share	a right to receive a Share at the Vesting date where such right is conditional upon continued employment during the vesting period;

Revenue	income the Company receives from its normal business activities;

Share	one share of Common Stock;

Shareholder	holder of legal title to Common Stock;

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

Total and Permanent Disability	the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in: (i) any insurance policy or plan provided to the Participant by the Company or by a Group Company; or alternatively (ii) the applicable national legislation (including relevant tax legislation, as stipulated in any Award Agreement) pertaining to persons with disability.

Total Shareholder Return	A combination of share price appreciation and dividends paid to show the total return to the shareholder expressed as an annualized percentage.

Vesting Date	The date(s) on which an Award shall vest, as determined in the Award Agreement.

III.	AWARD, VESTING AND FORFEITURE OF AWARDS

2	Awards

2.1	The Company wishes to make an Award to Participants subject to the terms and conditions set forth in this Plan and in the relevant Award Agreement to be entered into with each Participant.

2.2	Awards are made at the discretion of the CEO, subject to the approval of the Compensation Committee, if applicable taking into account the Financial Performance of the Company, the Performance Incentive Zone, and the individual performance of the Employee, Advisor or Board Member.

2.3	No consideration shall be payable by the Participant for an Award of Shares. For Options, Participants are required to pay the Purchase Amount upon exercise.

3	Powers of and interpretation by the CEO

3.1	Powers

On behalf of the Company and subject to approval of the Compensation Committee, the CEO shall have the right and the authority, at his own discretion, to:

3.1.1	authorise any person to execute, on behalf of the Company, any instrument required to affect Awards made pursuant to this Plan;

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

3.1.2	insofar as it is required in order to ensure continued compliance with statutory and/or regulatory requirements prescribe, amend and rescind the rules and regulations of or relating to this Plan unless, with respect to any previous Awards made to a Participant and without obtaining such Participant’s consent, such action would adversely materially affect the rights or position of the relevant Participant;

3.1.3	construe and interpret this Plan, any relevant Award Agreement and any other agreement or document executed pursuant to this Plan;

3.1.4	make such determinations as are deemed necessary or desirable for the proper administration of this Plan; and

3.1.5	exercise any other powers and authority delegated to him by the Compensation Committee.

Where awards are made to the CEO, all powers attributed to the CEO in the Plan will lie with the Compensation Committee.

3.2	Interpretation

Subject to compliance with Article 3.1, the CEO’s interpretation and construction of any provision of this Plan or of any Award made under this Plan or of any Award Agreement shall be final and binding on all persons claiming an interest in any Award made under this Plan. The CEO shall not be liable for any action or determination made in good faith with respect to this Plan.

4	Eligibility

4.1	Subject to applicable securities law and applicable Company rules and policies, Employees, Advisors, and Board Members are eligible to become Participants of this Plan.

4.2	The CEO will, from time to time, make one or more proposals to the Compensation Committee for Awards to prospective Participants. No Award shall be made without the approval of the Compensation Committee.

4.3	Awards may be granted to Employees from the date on which their employment commences with the Company or a Group Company, to Advisors from the date on which their assignment with the Company or a Group Company commences, and to Board Members from the date their term as a Board Member commences.

5	Available Shares

5.1	Awards to be granted under this Plan shall be awarded from the pool of Shares that is available for this Plan.

5.2	The total number of Shares in regard to which Awards may be granted pursuant to this Plan is 5,273,371 Shares (the “Share Pool”) The Share Pool also covers grants made under the

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

2011 International Option and Master Award Plan and under the 2013 International Equity Based Incentive Plan. Taking into account the grants made under those plans, currently approximately, 3,100,000 Shares are left for grant. The Company shall at all times keep available sufficient authorised and unissued Shares or shall procure sufficient Shares to be available for transfer to satisfy the vesting of all Awards which have neither lapsed nor have fully vested.

5.3	Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 International Stock Option and Incentive Master Award Plan, the 2013 International Equity Based Incentive Plan or this 2013 Amended International Equity Based Incentive Plan are returned to the Share Pool.

6	Award Agreement

6.1	Subject to Articles 2, 3, 4 and 5, Awards may be made to Employees, Advisors and Board Members by the CEO, with the prior approval of the Compensation Committee. Each Award shall be evidenced by an Award Agreement to be entered into between:

a	the relevant Employee and the Company, setting forth the terms and conditions pertaining to the Award. Such Award Agreement shall be compliant with the tax regime in the country in which the relevant Employee is employed by the Company or a Group Company; or

b	the relevant Advisor or Board Member and the Company, setting forth the terms and conditions pertaining to the Award. Such Award Agreements shall be compliant with the tax and regulatory regime in the country in which the relevant Advisor or Board Member resides and shall in both cases, together and concurrently with this Plan set out the rights and obligations pertaining to the Award subject to local legal and regulatory requirements.

6.2	For Employees, Advisors and Executive Board Members depending on the level and type of contract, Awards will be made periodically consisting of a mix of Restricted and Performance Shares and/or Options. The Award of Restricted and Performance Shares and/or Options is made, taking into account the Financial Performance of the Company, the Performance Incentive Zone (if applicable) and the individual performance of the Employee, Employed Advisor or Executive Board Member.

6.2.1	Restricted Shares can vest in maximum 4 annual installments. The first installment of the Award will vest 1 year after the Award Date. Depending on the vesting scheme the remaining installments vest in the second, third and fourth anniversary of the Award Date subject to continued employment with the Company or a Group Company. An additional holding period can be applied to Restricted Shares acquired under this Plan up to a maximum of 3 years calculated from the Award Date. During such holding period the Shares cannot be transferred, pledged or otherwise encumbered by the Participant.

6.2.2

Performance Shares get awarded taking into account the Financial Performance of the Company, the Performance Incentive Zone, and the individual performance of the Employee, Advisor or Board Member in the year prior to the Award. The computed number

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

of Performance Shares will vest in 4 equal annual installments. The first installment (25%) will vest at the award date and is subject to an additional holding period of 1 year after the award date. During the holding period the Shares cannot be transferred, pledged or otherwise encumbered by the Participant. The remaining installment (75%) is subject to the attainment of predetermined performance conditions that take into account the relative or absolute performance of the share measured for example but not limited to the Relative Total Shareholder Return compared to a predetermined index or a group of selected peers during the period from 1 year prior to the award till 1 year after the award. The computed number of Performance Shares from the remaining installment vests in three equal parts. The first part of remaining installment will vest 1 year after the award date, the second and third installment will vest, respectively in the second and third year after the award date subject to continued employment with the Company or a Group Company.

6.2.3	Options shall be capable of being exercised in whole or in part in accordance with the following vesting schedule:

Percentage of the Option:	will become exercisable on:

25%	the first year anniversary of the Award Date;
6.25%	the last day of each three month period following the first year anniversary of the Award Date and ending on the fourth year anniversary of the Award Date.

Unless provided otherwise in each relevant Award Agreement, the Options granted to a Participant shall immediately expire upon the occurrence of any of the following events:

•	the eighth year anniversary of the Award Date;

•	termination of the Participant’s employment for Cause, in which event the provisions of Article 7.3 shall apply;

•	occurrence of any of the events set out in Article 10.2;

•	all unvested Options shall expire upon the Participant no longer being an Employee, Advisor or Board Member.

A Participant may exercise his Options on the terms set out in the relevant Award Agreement by delivering an unconditional notice to the Company in accordance with the provisions of the Award Agreement. A Participant shall be entitled to exercise his Options subject to compliance with the tax and social security withholding requirements imposed by the Company and/or the relevant Group Company pursuant to Article 12. The Options are exercised on the first day the Shares traded following receipt by the Company of the unconditional notification.

6.2.4	Notwithstanding Article 6.2.1, Article 6.2.2 and Article 6.2.3, at the discretion of the CEO and subject to the approval of the Compensation Committee, a different vesting schedule can be included in the individual Award Agreement. In accordance with Article 6.1, the vesting schedule in the individual Award Agreement will prevail.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

6.3	During the holding or Vesting period of the Awards made, Participants are not entitled to conclude contracts or acquire instruments to hedge their financial position in the Awards acquired under this Plan.

7	Leaver provisions

7.1	Unless provided otherwise in each relevant Award Agreement, the unvested part of Awards made to a Participant shall immediately be forfeited upon the termination of the employment agreement or termination of the appointment as a Board Member or Advisor. No claim for payment or compensation exists for the Participant in respect of such forfeiture.

7.2	If the Participant ceases to be an Employee, Advisor or Board Member respectively for reasons other than Cause, the part of Awards made to a Participant that have vested on or prior to the date of termination may be exercised for a period of ninety days following the date of termination. Where the Participant ceases to be an Employee, Advisor or Board Member respectively for reasons other than Cause during a holding period, the Company will hold the Shares until the end of the holding period.

7.3	If a Participant dies or ceases to be an Employee, Advisor or Board Member as a consequence of Total and Permanent Disability, the Compensation Committee has the discretion to allow the outstanding Award to continue to vest in accordance with the vesting schedule or decide upon accelerated vesting of the Award. For Options, the Compensation Committee can decide to allow for a grace period to exercise the Options during the eighteen months following the day the Participant died or ceased to be an Employee, Advisor or Board Member as a consequence of Total and Permanent Disability.

7.4	If a Participant ceases to be an Employee, Advisor or Board Member for Cause, all vested and unvested parts of Awards made to a Participant, exercised or not, will be immediately cancelled. If such Participant has exercised (part of) his Awards within two months prior to the date on which the notice of termination was made by the Company or the relevant Group Company, the Participant shall in the case of an Option Award be required to repay to the Company an amount equal to the difference between: (i) the amount received upon selling the Shares (which were acquired by exercising the relevant Options); and (ii) the Purchase Price initially paid upon exercising the Options. In the case of a Performance Share or a Restrictive Share Award, the Participant shall be required to repay the amount received upon selling the Shares. This is applicable in both cases unless the Compensation Committee, in its absolute discretion, decides otherwise. The amount so to be repaid shall not be reduced by any taxes due by the Participant in respect of the Awards that are exercised.

8	Release of Shares

8.1	As soon as practicable following the Vesting date of the Shares, Shares are released by the Company to the Participant or, in case of a Cash Equivalent, paid to the Participant.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

8.2	A Participant may opt for a Cash settlement by means of an immediate sale of either all the Shares or sufficient Shares to cover taxes due upon the Vesting date. In this case, the Company will provide for a sale of the Shares immediately after vesting upon request of the Participant. If the Participant has requested the Company to sell the Shares, the Participant agrees that the Company will sell such Shares “at best price” for the risk and account of the Participant. When transferring the cash amount to the Participant, the Company will take into account Article 12 of this Plan.

8.3	All cash payments due for Shares acquired pursuant to this Plan shall be made by bank transfer and shall be made in Dollars net of any transfer fees.

IV	ADDITIONAL PROVISIONS AND SPECIAL CIRCUMSTANCES

9	Restrictions attached to Awards

9.1	Each Award made to a Participant is strictly personal and shall, during the lifetime of the Participant not be assignable or transferable. In the event of the Participant’s death, the Award held by a Participant shall, subject to Article 7.2, be transferable to the Participant’s beneficiaries only by last will and testament or by the applicable laws of descent and distribution. Any other assignment or transfer shall be deemed to be null and void and Awards allegedly so assigned or transferred shall lapse with immediate effect.

9.2	A Participant shall have no rights as a holder of Shares until the date on which such Shares have vested and shall be released to the Participant. No adjustments and exceptions shall be made in connection with dividends (ordinary or extra-ordinary or whether in currency, securities, or other property), distributions or other rights accruing to holders of Shares prior to the date on which the relevant Shares have been acquired by the relevant Participant.

9.3	Each Award Agreement shall contain such other provisions as are deemed desirable by the CEO provided that any provisions which deviate from this Plan shall require the prior approval of the Compensation Committee, including but not limited to:

9.3.1	restrictions on the vesting of Shares and/or exercise of Options and/or;

9.3.2	restrictions on continued ownership of Shares following termination of Employment and/or;

9.3.3	submission by the Participant of such forms and documents as the Company may reasonably require and/or;

9.3.4	procedures to facilitate payment of the Exercise Price of Options under any method permitted pursuant to Article 8.3 and the payment of withholding taxes and social security charges in accordance with Article 12.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

10	Corporate reorganisation

10.1	Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other shareholder approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation), the CEO shall be allowed (but for the avoidance of doubt, not obliged) to make adjustments to the class and number of Shares to which this Plan applies, to the number of Shares to which each Option may entitle a Participant, to the Exercise Price of Options and/or any other aspect of this Plan in each case to prevent dilution or appreciation of the rights of Participants in connection with any increase or reduction of Shares which were issued without the Company receiving adequate consideration in exchange, such as (but not limited to) the payment of a Common Stock dividend, a stock split, a reverse stock split, a re-capitalisation, a combination, or reclassification or any other similar event. Upon any such adjustments being made, fractions of a Share shall not be issued but shall either be paid to the Participant in cash at Fair Market Value or shall be rounded down or up to the nearest Share.

In any event, the Exercise Price of each Option shall not be reduced below the nominal value of Shares but may be decreased or increased in proportion to any adjustment made as aforesaid.

10.2	Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation), upon the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation, the occurrence of a similar event relating to the Company or in the event of a change of control or share-for-share exchange, the CEO shall have the power to cancel on a cash-out basis any or all of the outstanding Awards immediately prior to such event.

10.3	Except as expressly provided in this Article 10, no Participant shall be afforded any rights whatsoever by reason of any capital or corporate reorganisation of the Group.

10.4	Awards pursuant to this Plan shall not in any way affect the rights or power of the Company to affect any capital or corporate reorganisation.

11	Amendment or termination of the Plan

Subject to the prior approval of the Compensation Committee and any other shareholder approval or approval from another corporate body or other requirement pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation, the CEO may revise, amend, suspend or terminate this Plan in whole or in part including, without limitation, the adoption of any amendment deemed necessary or desirable to have the Awards comply with and be aligned to the rules and regulations imposed on the Company by a recognised stock exchange and to correct any inconsistency, defect or omission in the Plan or in any Awards granted pursuant to this Plan.

12	Costs, tax and social security

12.1	All applicable personal tax and social security levies due, legal and professional fees incurred by the Participant upon and in relation to the exercise of an Option, vesting and/or transfer of Shares and/or payment of a Cash Equivalent shall be borne by the Participant.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

12.2	Upon Options being awarded or exercised and/or Shares vesting, or being settled in cash, the Company and/or the relevant Group Company require the Participant (prior to the Options being awarded and/or Shares being sold to remit to the Company and/or the Group Company an amount sufficient to satisfy all withholding tax and social security charges due in connection with the award or exercise of Options and/or vesting or sale of Shares. Further the Company and/or the relevant Group Company have the right to withhold the required tax and social security due on the exercise of the Options and/or Shares from any salary payment made to the Participant.

12.3	Should tax and/or social security levies arise in connection with the Awards as a result of changes in tax and/or social security legislation, the costs and risks arising out of such changes shall be borne by each relevant Participant.

13	Rights as an employee

13.1	This Plan does not form part of the employment agreement entered into with each of the Participants and the Company or the relevant Group Company and does not entitle the relevant Participants in any way to become or remain employed by the Company or such relevant Group Company.

13.2	Awards do not in any way entitle the relevant Participants to become or remain employed by the Company or the relevant Group Company.

13.3	The rights accruing to the Participants pursuant to this Plan shall not be taken into account for the purpose of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purpose of determining any compensation that may be due to a Participant upon termination of his employment or otherwise.

13.4	Upon termination of employment, the Participant shall not be entitled to any compensation or damages including damages in connection with unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under this Plan as a result of such termination.

13.5	This Plan shall not at any time affect the rights of the Company or a relevant Group Company to terminate such Participant’s status as an Employee (whether for Cause or not).

13.6	Awards already made pursuant to this Plan shall not entitle or preclude the Participant from being granted further Awards pursuant to this Plan or from participating in any other incentive plan operated by the Company or the Group.

14	Rights as an Advisor or a Board Member

This Plan shall not be construed to give any Advisor or Board Member participating pursuant to this Plan the right to continue to be an Advisor or a Board Member respectively.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013

15	Notices

15.1	Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Plan and each relevant Award Agreement must be in writing, in English and will be deemed to have been delivered:

15.1.1	upon receipt, when delivered personally;

15.1.2	upon receipt, when sent by facsimile, provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party; or

15.1.3	five business days after deposit with an internationally recognised delivery service, in each case properly addressed to the party to receive the same at the addresses and facsimile numbers set out in each relevant Share Agreement or such other addresses as communicated in the manner set out above to the other party from time to time.

16	Conflict with Award Agreements

In case of a conflict between the provisions of an Award Agreement and this Plan, the provisions of the Award Agreement shall prevail. Any conflicting or inconsistent term of this Plan shall be interpreted and implemented by the CEO in a manner consistent with the Award Agreement.

17	Insider Trading

The rules adopted by the Company with respect to insider trading may limit the possibility to grant Awards, exercise Options, dispose of Shares and other possible transactions with securities. The rules may be amended from time to time. Prior to any sale of Shares you must ensure that you have reviewed the rules as they apply at that time.

18	Governing law and jurisdiction

18.1	This Plan shall be governed by and shall be construed in accordance with the law of the Netherlands.

18.2	The Company, Group Companies and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of this Plan, to the exclusive jurisdiction of the courts of Amsterdam.

INTERXION HOLDING N.V. 2013 AMENDED INTERNATIONAL EQUITY BASED INCENTIVE PLAN / 30 OCTOBER 2013

EFFECTIVE DATE: 25 November 2013